Pelagos Insurance Capital Reports Third Quarter 2026 Results
Gross premiums written of $839.8 million, growth of 5.3% from the third quarter of 2025
Annualized Operating ROAE of 15.3%
Third Quarter 2026 Highlights:
•Gross premiums written of $839.8 million; growth of 5.3% from the third quarter of 2025
•Combined ratio of 91.5%
•Annualized operating return on average common equity (“Annualized Operating ROAE”) of 15.3%
•Total capital returned to common shareholders in the quarter of $95.2 million, including common share repurchases of $83.0 million, at an average price of $24.55 per share, and dividends of $12.2 million
•Net income of $61.7 million, or $0.74 per diluted common share, and operating net income of $83.3 million, or $1.00 per diluted common share
Nine Months Ended September 30, 2026 Highlights:
•Gross premiums written of $4.0 billion; growth of 6.4% from the first nine months of 2025
•Combined ratio of 92.4%, an improvement of 7 points compared to 99.5% in the first nine months of 2025
•Annualized Operating ROAE of 11.8%, an improvement of 7 points compared to the first nine months of 2025
•Total capital returned to common shareholders was $400.5 million, including common share repurchases of $362.5 million, at an average price of $20.47 per share, and dividends of $38.0 million
•Net income of $214.1 million, or $2.46 per diluted common share, and operating net income of $200.4 million, or $2.30 per diluted common share
•Book value per diluted common share was $26.60 at September 30, 2026, an increase of 8.1% from December 31, 2025, of $24.61. This was impacted by the mark-to-market due to higher interest rates. Excluding accumulated other comprehensive income/(loss) (“AOCI”), book value per diluted common share increased 11.9% to $27.11 from $24.23 at December 31, 2025
Pembroke, Bermuda, November 11, 2026 - Pelagos Insurance Capital Limited (“Pelagos” or “PLGO” or the “Company”) (NYSE: PLGO) announced today its financial results for the third quarter ended September 30, 2026.

Dan Burrows, Group Chief Executive Officer of Pelagos Insurance Capital, commented: “We delivered a strong quarter with 15.3% annualized operating ROAE. These results demonstrate the strength of our capital allocator strategy and our ability to respond to changing market conditions, access a broader range of opportunities, and deploy capital to the most attractive areas of the market. Our advantage is simple: no single underwriting team sees every opportunity. By partnering with multiple leading teams, we expand our opportunity set and create a stronger, more diversified portfolio.
“Looking ahead, we see significant opportunity to build on the momentum across our expanding underwriting partner network. Combined with our strong balance sheet and the ability to pursue both profitable growth and accretive capital management, we are well positioned to accelerate top-line growth, generate attractive risk-adjusted returns, and create long-term value for our shareholders."

Pelagos Insurance Capital Limited
Wellesley House South | 90 Pitts Bay Road | HM08 | Pembroke | Bermuda

Third Quarter 2026 Consolidated Results
•Net income for the third quarter of 2026 was $61.7 million, or $0.74 per diluted common share. Operating net income was $83.3 million, or $1.00 per diluted common share.
•Underwriting income for the third quarter of 2026 was $67.0 million and the combined ratio was 91.5%, compared to underwriting income of $125.5 million and a combined ratio of 79.0% in the third quarter of 2025.
•Net adverse prior year loss reserve development for the third quarter of 2026 was $4.7 million, compared to net favorable development of $16.0 million in the prior year period.
•Catastrophe and large losses for the third quarter of 2026 were $115.9 million compared to $57.4 million in the prior year period.
•Net investment income for the third quarter of 2026 was $44.6 million compared to $45.9 million in the prior year period.
•Net realized and unrealized investment losses for the third quarter of 2026 were $27.4 million, which included $9.0 million of net realized and unrealized losses on other investments.
•Annualized Operating ROAE of 15.3% in the quarter compared to 21.4% in the prior year period.

Nine Months Ended September 30, 2026 Consolidated Results
•Net income for the nine months ended September 30, 2026, was $214.1 million, or $2.46 per diluted common share. Operating net income was $200.4 million, or $2.30 per diluted common share.
•Underwriting income for the nine months ended September 30, 2026, was $146.0 million and the combined ratio was 92.4%, compared to underwriting income of $10.4 million and a combined ratio of 99.5% for the nine months ended September 30, 2025.
•Catastrophe and large losses for the nine months ended September 30, 2026, were $350.0 million compared to $465.0 million in the prior year period.
•Net favorable prior year loss reserve development of $31.1 million compared to net adverse development of $32.4 million in the prior year period.
•Net investment income of $132.3 million compared to $140.0 million in the prior year period.
•Net realized and unrealized investment losses for the nine months ended September 30, 2026 were $4.1 million, which included $17.9 million of net realized and unrealized gains on other investments. This compared to net realized and unrealized investment gains for the nine months ended September 30, 2025 of $18.8 million, which included $10.4 million of net realized and unrealized gains on other investments.
•Annualized Operating ROAE of 11.8% for the nine months ended September 30, 2026, compared to 5.2% in the prior year period.
•Book value per diluted common share was $26.60 at September 30, 2026 (dilutive shares at September 30, 2026 of 1,164,367), compared to $24.61 at December 31, 2025. This was impacted by the mark-to-market due to higher interest rates. Excluding accumulated other comprehensive income/(loss) (“AOCI”), book value per diluted common share increased 11.9% to $27.11 from $24.23 at December 31, 2025.

The following table details key financial indicators in evaluating our performance for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	($ in millions, except per share data)
Net income	$61.7	$130.5	$214.1	$107.7
Operating net income(1)	83.3	126.8	200.4	95.2
Gross premiums written	839.8	797.5	3,977.0	3,739.4
Net premiums earned	783.7	599.8	1,933.3	1,740.8
Catastrophe and large losses	115.9	57.4	350.0	465.0
Net favorable/(adverse) prior year reserve development	(4.7)	16.0	31.1	(32.4)
Net investment income	44.6	45.9	132.3	140.0
Net realized and unrealized investment gains/(losses)	$(27.4)	$6.2	$(4.1)	$18.8

Combined ratio	91.5%	79.0%	92.4%	99.5%
Annualized Operating ROAE(1)	15.3%	21.4%	11.8%	5.2%
Earnings per diluted common share	$0.74	$1.24	$2.46	$0.99
Operating EPS(1)	$1.00	$1.21	$2.30	$0.88
________________
(1) See definition and reconciliation in “Non-GAAP Financial Measures Reconciliation”

Segment Results
Insurance Segment
The following table is a summary of our Insurance segment’s underwriting results:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	Change	2026	2025	Change
	($ in millions)
Gross premiums written	$686.1	$605.8	$80.3	$3,035.7	$2,775.1	$260.6
Reinsurance premium ceded	(165.6)	(217.3)	51.7	(967.7)	(1,031.5)	63.8
Net premiums written	520.5	388.5	132.0	2,068.0	1,743.6	324.4
Net premiums earned	634.0	456.5	177.5	1,663.6	1,427.3	236.3
Losses and loss adjustment expenses	(341.6)	(177.0)	(164.6)	(870.6)	(750.2)	(120.4)
Policy acquisition expenses	(193.8)	(137.2)	(56.6)	(496.9)	(434.3)	(62.6)
Underwriting income	$98.6	$142.3	$(43.7)	$296.1	$242.8	$53.3

Loss ratio	53.9%	38.8%	15.1 pts	52.3%	52.6%	(0.3) pts
Policy acquisition expense ratio	30.6%	30.1%	0.5 pts	29.9%	30.4%	(0.5) pts
Underwriting ratio	84.5%	68.9%	15.6 pts	82.2%	83.0%	(0.8) pts
For the three months ended September 30, 2026, our GPW increased primarily driven by growth from our Other Insurance and Marine lines of business. For the nine months ended September 30, 2026, our GPW increased primarily driven by growth from our network of expanded underwriting partners, in several lines of business, partially offset by a non-renewal in our Cyber line of business that did not meet our underwriting criteria and rating hurdles.
For the three and nine months ended September 30, 2026, net premiums earned ("NPE") increased due to earnings from higher net premiums written in the current and prior year periods, and as a result of higher gross premiums written in our Marine line of business.
Our policy acquisition expense ratio for the three and nine months ended September 30, 2026 remained consistent with the prior year periods.

The following table is a summary of our Insurance segment’s losses and loss adjustment expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	Change	2026	2025	Change
	($ in millions)
Attritional losses	$206.6	$121.5	$85.1	$512.3	$365.3	$147.0
Catastrophe and large losses	119.2	58.2	61.0	348.0	281.7	66.3
(Favorable)/adverse prior year development	15.8	(2.7)	18.5	10.3	103.2	(92.9)
Losses and loss adjustment expenses	$341.6	$177.0	$164.6	$870.6	$750.2	$120.4

Loss ratio - attritional losses	32.6%	26.6%	6.0 pts	30.8%	25.6%	5.2 pts
Loss ratio - catastrophe and large losses	18.8%	12.8%	6.0 pts	20.9%	19.8%	1.1 pts
Loss ratio - prior accident years	2.5%	(0.6)%	3.1 pts	0.6%	7.2%	(6.6) pts
Loss ratio	53.9%	38.8%	15.1 pts	52.3%	52.6%	(0.3) pts
For the three months ended September 30, 2026, our loss ratio in the Insurance segment increased by 15.1 points compared to the prior year period. For the nine months ended September 30, 2026, our loss ratio in the Insurance segment improved by 0.3 points compared to the prior year period.
The attritional loss ratio for the three and nine months ended September 30, 2026, increased by 6.0 points and 5.2 points, respectively, compared to the prior year periods due to the prior year periods being benign in terms of attritional losses.
The catastrophe and large losses for the three months ended September 30, 2026, were primarily attributable to losses related to the conflicts in the Black Sea and the Middle East in our Marine line of business. This compared to the prior period catastrophe and large losses that were primarily attributable to two loss events in our Property and Other Insurance lines of business. The catastrophe and large losses for the nine months ended September 30, 2026 were primarily attributable to losses related to the conflicts in the Middle East and the Black Sea, the gas plant explosion at the Ras Laffan facility in Qatar, as well as loss events in various lines of business including Other Insurance, Property and Marine. This compared to the prior period catastrophe and large losses that were primarily attributable to the California wildfires in our Property line of business, together with other losses in our Other Insurance, Aviation & Aerospace, and Property lines of business.
For the three months ended September 30, 2026, adverse prior year development was primarily driven by our Political Risk, Violence and Terror line of business, partially offset by better than expected loss emergence in multiple lines of business. For the nine months ended September 30, 2026, adverse prior year development was primarily driven by increased loss estimates related to the Baltimore Bridge collapse within our Marine line of business, as well as increased loss estimates in our Political Risk, Violence and Terror line of business and increases in prior year property D&F losses. These increases were partially offset by better than expected loss emergence in multiple lines of business.

Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	Change	2026	2025	Change
	($ in millions)
Gross premiums written	$153.7	$191.7	$(38.0)	$941.3	$964.3	$(23.0)
Reinsurance premium ceded	(81.9)	(76.0)	(5.9)	(467.5)	(478.4)	10.9
Net premiums written	71.8	115.7	(43.9)	473.8	485.9	(12.1)
Net premiums earned	149.7	143.3	6.4	269.7	313.5	(43.8)
Losses and loss adjustment expenses	(10.3)	(3.7)	(6.6)	2.3	(156.4)	158.7
Policy acquisition expenses	(44.7)	(42.1)	(2.6)	(80.0)	(81.9)	1.9
Underwriting income	$94.7	$97.5	$(2.8)	$192.0	$75.2	$116.8

Loss ratio	6.9%	2.6%	4.3 pts	(0.9)%	49.9%	(50.8) pts
Policy acquisition expense ratio	29.9%	29.4%	0.5 pts	29.7%	26.1%	3.6 pts
Underwriting ratio	36.8%	32.0%	4.8 pts	28.8%	76.0%	(47.2) pts
For the three months ended September 30, 2026, GPW decreased compared to the prior year period, primarily due to the restructuring of a client's program. For the nine months ended September 30, 2026, our GPW decreased primarily from reinstatement premiums related to the California wildfires in the prior year period and the restructuring of a client's program. The decrease was partially offset by targeted deployment into areas where we continue to see attractive risk-adjusted returns.
For the three months ended September 30, 2026, NPE increased driven by our expanded network of underwriting partners and business mix. For the nine months ended September 30, 2026, NPE decreased due to the acceleration of earnings on contracts with exposure to the California wildfires in the prior year period and changes in our business mix.
Our policy acquisition expense ratio for the three and nine months ended September 30, 2026 increased primarily due to business mix and changes in ceded premium and commissions earned from outwards reinsurance partners.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	Change	2026	2025	Change
	($ in millions)
Attritional losses	$24.7	$17.8	$6.9	$37.1	$43.9	$(6.8)
Catastrophe and large losses	(3.3)	(0.8)	(2.5)	2.0	183.3	(181.3)
Favorable prior year development	(11.1)	(13.3)	2.2	(41.4)	(70.8)	29.4
Losses and loss adjustment expenses	$10.3	$3.7	$6.6	$(2.3)	$156.4	$(158.7)

Loss ratio - attritional losses	16.5%	12.5%	4.0 pts	13.8%	14.0%	(0.2) pts
Loss ratio - catastrophe and large losses	(2.2)%	(0.6)%	(1.6) pts	0.7%	58.5%	(57.8) pts
Loss ratio - prior accident years	(7.4)%	(9.3)%	1.9 pts	(15.4)%	(22.6)%	7.2 pts
Loss ratio	6.9%	2.6%	4.3 pts	(0.9)%	49.9%	(50.8) pts
For the three months ended September 30, 2026, our loss ratio in the Reinsurance segment increased by 4.3 points compared to the prior year period. For the nine months ended September 30, 2026, our loss ratio in the Reinsurance segment improved by 50.8 points compared to the prior year period.
The attritional loss ratio for the three months ended September 30, 2026, increased by 4.0 points compared to the prior year period, both of which were benign in terms of attritional losses. The attritional loss ratio for the nine months ended September 30, 2026, remained consistent with the prior year period.
There were no material catastrophe and large losses for the three and nine months ended September 30, 2026. There were no material catastrophe and large losses for the three months ended September 30, 2025. The catastrophe and large losses for the nine months ended September 30, 2025 were attributable to the California wildfires.
For the three and nine months ended September 30, 2026, favorable prior year development was driven by positive development on catastrophe losses and benign prior year attritional experience.

Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Company. The following table summarizes The Fidelis Partnership commissions earned:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	Change	2026	2025	Change
	($ in millions)
Ceding commission expense	$89.2	$87.1	$2.1	$244.2	$236.1	$8.1
Profit commission expense	7.6	—	7.6	9.9	—	9.9
The Fidelis Partnership commissions	$96.8	$87.1	$9.7	$254.1	$236.1	$18.0

Ceding commission expense ratio	11.4%	14.5%	(3.1) pts	12.6%	13.6%	(1.0) pts
Profit commission expense ratio	1.0%	—%	1.0 pts	0.5%	—%	0.5 pts
The Fidelis Partnership commissions ratio	12.4%	14.5%	(2.1) pts	13.1%	13.6%	(0.5) pts
For the three and nine months ended September 30, 2026, the decrease in The Fidelis Partnership commissions ratio was driven by our business mix, partially offset by the increase of the accrued profit commission as a result of operating profit in the periods.
General and Administrative Expenses
For the three and nine months ended September 30, 2026, general and administrative expenses were $29.5 million and $88.0 million, respectively (2025: $27.2 million and $71.5 million, respectively). The increase was due to strategic investments to strengthen our talent base, enhance our infrastructure and improve our technology. Also, improved financial performance resulted in higher variable compensation accruals in the current year.

Investments
The components of net investment return are as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	Change	2026	2025	Change
	($ in millions)
Net investment income	$44.6	$45.9	$(1.3)	$132.3	$140.0	$(7.7)
Net realized and unrealized gains/(losses) on other investments	(9.0)	4.7	(13.7)	17.9	10.4	7.5
Net realized and unrealized investment gains/(losses) excluding other investments	(18.4)	1.5	(19.9)	(22.0)	8.4	(30.4)
Net investment return	$17.2	$52.1	$(34.9)	$128.2	$158.8	$(30.6)
Net Investment Income
Net investment income is the interest income earned on our cash balances, available-for-sale (AFS) fixed income securities and distributions received from our fixed income funds and private credit funds, net of total investment expenses.
For the three and nine months ended September 30, 2026, we generated net investment income of $44.6 million and $132.3 million, respectively, at an average annualized yield of 4.6% and 4.3%, respectively (2025: $45.9 million and $140.0 million at an average annualized yield of 4.5% and 4.4%). The decrease in our net investment income for the three months ended September 30, 2026, was driven by lower investable assets compared to the prior year period. For the nine months ended September 30, 2026, the decrease was primarily driven by lower investable assets compared to the prior year period.

Net Realized and Unrealized Gains/(Losses) on Other Investments
Net realized and unrealized gains/(losses) on other investments is the change in net asset value ("NAV") of our fixed income fund, hedge fund and private credit fund investments. The decrease for the three months ended September 30, 2026, was driven by a negative change in the NAV on our fixed income funds as interest rates moved higher in the quarter and by a negative performance from our hedge fund portfolio. For the nine months ended September 30, 2026, the increase was driven by positive performance from our hedge fund portfolio, partially offset by a negative change in the NAV on our fixed income funds as interest rates moved higher in the year.
Net Realized and Unrealized Investment Gains/(Losses) Excluding Other Investments
Net realized and unrealized investment gains/(losses) excluding other investments includes net realized gains/(losses) on sales of fixed maturity securities, available-for-sale, and movements in our provision for current expected credit losses.
For the three and nine months ended September 30, 2026, the decrease resulted primarily from movements in our provision for current expected credit losses of $(15.7) million and $(18.7) million, respectively (2025: $0.3 million and $5.6 million).

Other Items
Share Repurchases
In the three and nine months ended September 30, 2026, we repurchased 3,383,048 and 17,707,715 common shares, respectively, for an aggregate of $83.0 million and $362.5 million, respectively, excluding expenses, at an average price of $24.55 and $20.47 per common share, respectively, pursuant to our share repurchase authorization.
Included in common shares repurchased in the three and nine months ended September 30, 2026 were 1,402,800 and 2,842,800 common shares, respectively, from Pine Brook Feal Intermediate, L.P. for an aggregate of $35.0 million and $66.7 million, respectively, through privately negotiated transactions. This resulted in a pro-rata repurchase of 153,709 and 311,494 common shares, respectively, from The Fidelis Partnership for $3.8 million and $7.3 million, respectively.
Included in common shares repurchased for the nine months ended September 30, 2026 were 8,597,170 common shares from CVC Falcon Holdings Limited for an aggregate of $163.3 million through a privately negotiated transaction. This resulted in a pro-rata repurchase of 942,014 common shares from The Fidelis Partnership for $17.9 million.
On November 3, 2026, we announced that our Board of Directors approved the replenishment of our share repurchase authorization, bringing the total current authorization to $400.0 million.
Dividend Announcement
On November 3, 2026, we announced that our Board of Directors approved an increase to the quarterly dividend to $0.22 per common share, declaring the dividend payable on December 23, 2026, to common shareholders of record on December 11, 2026.
Conference Call
Pelagos will host a teleconference to discuss its financial results on Thursday, November 12, 2026, at 9:00 a.m. Eastern time. The call can be accessed by dialing 1-833-470-1428 (U.S. callers), or 1-646-844-6383 (international callers), and entering the passcode 187208 approximately 10 minutes in advance of the call. A live, listen-only webcast of the call will also be available via the Investors section of the Company’s website at www.pelagosinsurancecapital.com. A recording of the webcast will be available in the Investor Relations section of the Company’s website approximately two hours after the event concludes and will be archived on the site for one year.
About Pelagos Insurance Capital
Pelagos Insurance Capital (NYSE: PLGO), formerly Fidelis Insurance Group (NYSE: FIHL), is an expert capital allocator and risk selector in specialty insurance and reinsurance. We bring together strategic capital and specialist underwriting expertise to deliver value through the cycle.
With a differentiated, diversified portfolio and strong balance sheet, we deploy capital into the most compelling areas of the market through our network of best-in-class underwriting partners. Our deep expertise and multiple points of access to the market enable us to adapt as the market evolves, optimize performance, and produce superior outcomes for clients, brokers, and shareholders.

Pelagos Insurance Capital makes the connections that matter in specialty risk.
For additional information about Pelagos Insurance Capital, our people, products and our insurer financial strength ratings please visit our website at www.pelagosinsurancecapital.com.
Non-GAAP Financial Measures
This press release includes, and the related conference call will include, certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including Operating net income, Operating EPS and Operating ROAE, attritional loss ratio, catastrophe and large loss ratio and book value per diluted common share, excluding accumulated other comprehensive income/(loss), and therefore are non-GAAP financial measures. Reconciliations of such measures to the most comparable U.S. GAAP figures are included in the attached financial information in accordance with Regulation G.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “tracking,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “drive,” “enable,” “allow,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will,” “position” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements contained therein may include, among others, statements in relation to: targeted operating results such as return on equity, net income and earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross premiums written and book value per share; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our expectations regarding our business, including the industries we operate in, and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our expectations regarding our partnerships and strategic agreements, including The Fidelis Partnership; anticipated market conditions, pricing cycles, and competitive positioning; sustainability and renewable energy initiatives; use of and exposure to emerging technologies; our management team and human capital; our share price performance and valuation; and our regulatory or listing status; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.
Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:
•the inherent uncertainty, volatility and unpredictability of underwriting insurance and reinsurance risks, including low-frequency, high-severity events and natural and non-natural catastrophic events;
•the frequency and severity of claims and loss activity, including the impact of climate change, inflation (including social inflation), emerging claims trends and complex causation or coverage issues;
•limitations in available data and the reliability of pricing, accumulation, catastrophe and other analytical models used to estimate losses and exposures;
•the adequacy of our loss reserves and the actual development of losses and loss adjustment expenses;
•our ability to manage risks associated with macroeconomic, geopolitical and market conditions, sanctions and other global developments, including escalation of tensions in Ukraine (including the Black Sea), or the Middle East;

•cyclical changes in the insurance and reinsurance industry, including premium rate movements, competitive pressures and consolidation;
•our ability to implement our strategy, identify and execute growth opportunities and compete effectively;
•any downgrades, potential downgrades or other negative actions by rating agencies;
•the availability, affordability and collectability of reinsurance and retrocessional protections;
•litigation, arbitration and regulatory proceedings and the inherent uncertainty of their outcomes;
•our reliance on TFP and other third parties for underwriting, claims handling and other services, and the effectiveness of our risk management and oversight framework;
•operational risks, including system failures, cybersecurity incidents, data protection breaches and risks associated with emerging technologies, including artificial intelligence, and evolving regulatory requirements applicable thereto;
•risks relating to our investment portfolio, including market volatility, interest rate movements, credit risk, liquidity risk and currency fluctuations;
•our ability to access capital and liquidity, including through letters of credit and other financing arrangements, and our status as a holding company dependent on dividends and other distributions from our operating subsidiaries;
•regulatory developments, including changes in capital regimes, increased supervisory scrutiny and compliance with economic and trade sanctions, anti-bribery and similar laws;
•tax developments, including changes in tax laws, interpretations and international tax initiatives;
•our ability to attract and retain key personnel;
•our potential inability to pay dividends or distributions in accordance with our dividend policy;
•our ability to maintain the listing of our common shares on the NYSE or another national securities exchange;
•the Company’s status as a foreign private issuer; and
•the other risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in our Annual Report on Form 20-F filed with the SEC on March 5, 2026, as well as subsequent current reports and other filings with the SEC available electronically at www.sec.gov.
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in our filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. The forward-looking statements contained herein are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond our control and which could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements, expectations, beliefs and projections made by us in this press release speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of TFP, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to update or revise any forward-looking statements contained in the above discussion, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.

Pelagos Insurance Capital Investor Contact:
Pelagos Insurance Capital
Miranda Hunter
+1 (441) 279 2561
Pelagos Insurance Capital Media Contact:
Rein4ce
Stephen Breen
+44 (0) 7843 076556

PELAGOS INSURANCE CAPITAL LIMITED
Consolidated Balance Sheets
At September 30, 2026 (Unaudited) and December 31, 2025
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	September 30, 2026	December 31, 2025
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $2,839.1, 2025: $2,590.6 (net of allowance for credit losses of $19.3, 2025: $0.6))	$2,792.7	$2,640.4
Short-term investments, available-for-sale, at fair value (amortized cost: $269.1, 2025: $111.3 (net of allowance for credit losses of $nil, 2025: $nil))	268.7	111.3
Other investments, at fair value	661.5	485.7
Total investments	3,722.9	3,237.4
Cash and cash equivalents	446.1	873.0
Restricted cash and cash equivalents	80.2	374.6
Accrued investment income	24.9	28.3
Premiums and other receivables (net of allowance for credit losses of $14.9, 2025: $15.8)	4,038.1	3,322.2
Amounts due from The Fidelis Partnership (net of allowance for credit losses of $nil, 2025: $nil)	320.4	174.8
Deferred reinsurance premiums	1,604.7	1,441.5
Reinsurance balances recoverable on paid losses (net of allowance for credit losses of $0.3, 2025: $0.3)	366.0	438.7
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowance for credit losses of $0.9, 2025: $0.9)	1,312.4	1,195.6
Deferred policy acquisition costs (includes The Fidelis Partnership deferred commissions of $279.6, 2025: $243.4)	1,329.5	1,085.0
Other assets	170.2	272.7
Total assets	$13,415.4	$12,443.8
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,930.6	$2,607.1
Unearned premiums	5,153.9	4,384.8
Reinsurance balances payable	1,702.7	1,659.6
Amounts due to The Fidelis Partnership	641.9	457.7
Long term debt	720.8	843.2
Other liabilities	124.3	91.8
Total liabilities	11,274.2	10,044.2
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 79,345,285, 2025: 96,651,534)	0.8	1.0
Additional paid-in capital	1,330.4	1,685.6
Accumulated other comprehensive income/(loss)	(41.6)	37.1
Retained earnings	851.6	675.9
Total shareholders' equity	2,141.2	2,399.6
Total liabilities and shareholders' equity	$13,415.4	$12,443.8

PELAGOS INSURANCE CAPITAL LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Revenues
Gross premiums written	$839.8	$797.5	$3,977.0	$3,739.4
Reinsurance premiums ceded	(247.5)	(293.3)	(1,435.2)	(1,509.9)
Net premiums written	592.3	504.2	2,541.8	2,229.5
Change in net unearned premiums	191.4	95.6	(608.5)	(488.7)
Net premiums earned	783.7	599.8	1,933.3	1,740.8
Net investment income	44.6	45.9	132.3	140.0
Net realized and unrealized investment gains/(losses)	(27.4)	6.2	(4.1)	18.8
Total revenues	800.9	651.9	2,061.5	1,899.6

Expenses
Losses and loss adjustment expenses	351.9	180.7	868.3	906.6
Policy acquisition expenses (includes The Fidelis Partnership commissions of $96.8 and $254.1 (2025: $87.1 and $236.1))	335.3	266.4	831.0	752.3
General and administrative expenses	29.5	27.2	88.0	71.5
Corporate and other expenses	0.3	—	3.0	1.2
Net foreign exchange (gains)/losses	(2.0)	1.7	2.0	2.2
Financing costs	12.5	15.1	39.8	33.1
Total expenses	727.5	491.1	1,832.1	1,766.9

Income before income taxes	73.4	160.8	229.4	132.7
Income tax expense	(11.7)	(30.3)	(15.3)	(25.0)
Net income	$61.7	$130.5	$214.1	$107.7

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$(62.6)	$10.5	$(100.1)	$47.1
Reclassification of net realized losses/(gains) recognized in net income	2.7	(1.3)	3.4	(2.9)
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	11.0	(1.8)	18.0	(8.6)
Total other comprehensive income/(loss)	(48.9)	7.4	(78.7)	35.6

Comprehensive income	$12.8	$137.9	$135.4	$143.3

Per share data
Earnings per common share
Earnings per common share	$0.75	$1.25	$2.48	$1.00
Earnings per diluted common share	$0.74	$1.24	$2.46	$0.99
Weighted average common shares outstanding	81,899,656	104,370,380	86,384,660	108,156,265
Weighted average diluted common shares outstanding	83,022,195	105,006,130	87,162,021	108,635,908

PELAGOS INSURANCE CAPITAL LIMITED
Consolidated Segment Data (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
(Expressed in millions of U.S. dollars)

	Three Months Ended September 30, 2026
	Insurance	Reinsurance	Other	Total
Gross premiums written	$686.1	$153.7	$—	$839.8
Net premiums written	520.5	71.8	—	592.3
Net premiums earned	634.0	149.7	—	783.7
Losses and loss adjustment expenses	(341.6)	(10.3)	—	(351.9)
Policy acquisition expenses	(193.8)	(44.7)	(96.8)	(335.3)
General and administrative expenses	—	—	(29.5)	(29.5)
Underwriting income	98.6	94.7		67.0
Net investment income				44.6
Net realized and unrealized investment losses				(27.4)
Corporate and other expenses				(0.3)
Net foreign exchange gains				2.0
Financing costs				(12.5)
Income before income taxes				73.4
Income tax expense				(11.7)
Net income				$61.7

Losses and loss adjustment expenses incurred - current year	(325.8)	(21.4)		$(347.2)
Losses and loss adjustment expenses incurred - prior accident years	(15.8)	11.1		(4.7)
Losses and loss adjustment expenses incurred - total	$(341.6)	$(10.3)		$(351.9)

Underwriting Ratios(1)
Loss ratio - current year	51.4%	14.3%		44.3%
Loss ratio - prior accident years	2.5%	(7.4%)		0.6%
Loss ratio - total	53.9%	6.9%		44.9%
Policy acquisition expense ratio	30.6%	29.9%		30.4%
Underwriting ratio	84.5%	36.8%		75.3%
The Fidelis Partnership commissions ratio				12.4%
General and administrative expense ratio				3.8%
Combined ratio				91.5%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three Months Ended September 30, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$605.8	$191.7	$—	$797.5
Net premiums written	388.5	115.7	—	504.2
Net premiums earned	456.5	143.3	—	599.8
Losses and loss adjustment expenses	(177.0)	(3.7)	—	(180.7)
Policy acquisition expenses	(137.2)	(42.1)	(87.1)	(266.4)
General and administrative expenses	—	—	(27.2)	(27.2)
Underwriting income	142.3	97.5		125.5
Net investment income				45.9
Net realized and unrealized investment gains				6.2
Net foreign exchange losses				(1.7)
Financing costs				(15.1)
Income before income taxes				160.8
Income tax expense				(30.3)
Net income				$130.5

Losses and loss adjustment expenses incurred - current year	(179.7)	(17.0)		$(196.7)
Losses and loss adjustment expenses incurred - prior accident years	2.7	13.3		16.0
Losses and loss adjustment expenses incurred - total	$(177.0)	$(3.7)		$(180.7)

Underwriting Ratios(1)
Loss ratio - current year	39.4%	11.9%		32.8%
Loss ratio - prior accident years	(0.6%)	(9.3%)		(2.7%)
Loss ratio - total	38.8%	2.6%		30.1%
Policy acquisition expense ratio	30.1%	29.4%		29.9%
Underwriting ratio	68.9%	32.0%		60.0%
The Fidelis Partnership commissions ratio				14.5%
General and administrative expense ratio				4.5%
Combined ratio				79.0%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Nine months ended September 30, 2026
	Insurance	Reinsurance	Other	Total
Gross premiums written	$3,035.7	$941.3	$—	$3,977.0
Net premiums written	2,068.0	473.8	—	2,541.8
Net premiums earned	1,663.6	269.7	—	1,933.3
Losses and loss adjustment expenses	(870.6)	2.3	—	(868.3)
Policy acquisition expenses	(496.9)	(80.0)	(254.1)	(831.0)
General and administrative expenses	—	—	(88.0)	(88.0)
Underwriting income	296.1	192.0		146.0
Net investment income				132.3
Net realized and unrealized investment losses				(4.1)
Corporate and other expenses				(3.0)
Net foreign exchange losses				(2.0)
Financing costs				(39.8)
Income before income taxes				229.4
Income tax expense				(15.3)
Net income				$214.1

Losses and loss adjustment expenses incurred - current year	(860.3)	(39.1)		$(899.4)
Losses and loss adjustment expenses incurred - prior accident years	(10.3)	41.4		31.1
Losses and loss adjustment expenses incurred - total	$(870.6)	$2.3		$(868.3)

Underwriting Ratios(1)
Loss ratio - current year	51.7%	14.5%		46.5%
Loss ratio - prior accident years	0.6%	(15.4%)		(1.6%)
Loss ratio - total	52.3%	(0.9%)		44.9%
Policy acquisition expense ratio	29.9%	29.7%		29.8%
Underwriting ratio	82.2%	28.8%		74.7%
The Fidelis Partnership commissions ratio				13.1%
General and administrative expense ratio				4.6%
Combined ratio				92.4%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Nine months ended September 30, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$2,775.1	$964.3	$—	$3,739.4
Net premiums written	1,743.6	485.9	—	2,229.5
Net premiums earned	1,427.3	313.5	—	1,740.8
Losses and loss adjustment expenses	(750.2)	(156.4)	—	(906.6)
Policy acquisition expenses	(434.3)	(81.9)	(236.1)	(752.3)
General and administrative expenses	—	—	(71.5)	(71.5)
Underwriting income	242.8	75.2		10.4
Net investment income				140.0
Net realized and unrealized investment gains				18.8
Corporate and other expenses				(1.2)
Net foreign exchange losses				(2.2)
Financing costs				(33.1)
Income before income taxes				132.7
Income tax expense				(25.0)
Net income				$107.7

Losses and loss adjustment expenses incurred - current year	(647.0)	(227.2)		$(874.2)
Losses and loss adjustment expenses incurred - prior accident years	(103.2)	70.8		(32.4)
Losses and loss adjustment expenses incurred - total	$(750.2)	$(156.4)		$(906.6)

Underwriting Ratios(1)
Loss ratio - current year	45.4%	72.5%		50.2%
Loss ratio - prior accident years	7.2%	(22.6%)		1.9%
Loss ratio - total	52.6%	49.9%		52.1%
Policy acquisition expense ratio	30.4%	26.1%		29.7%
Underwriting ratio	83.0%	76.0%		81.8%
The Fidelis Partnership commissions ratio				13.6%
General and administrative expense ratio				4.1%
Combined ratio				99.5%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

PELAGOS INSURANCE CAPITAL LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
Attritional loss ratio and catastrophe and large loss ratio: the attritional loss ratio is a non-GAAP measure of the loss ratio excluding the impact of catastrophe and large losses. Management believes that the attritional loss ratio is a performance measure that is useful to investors as it excludes losses that are not as predictable as to timing and amount. The attritional loss ratio is calculated by dividing the losses and loss adjustment expenses, excluding catastrophe and large losses and prior year development, by NPE. The catastrophe and large loss ratio is a non-GAAP measure that is calculated by dividing the current year catastrophe and large loss expense by NPE. The reconciliation of these non-GAAP measures is included in each segment’s summary of losses and loss adjustment expenses table.

Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income excluding net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), corporate and other expenses, and the income tax effect on these items.
Annualized return on average common equity (“Annualized ROAE”): represents annualized net income divided by average common shareholders’ equity.
Annualized operating return on average common equity (“Annualized Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as annualized operating net income divided by average common shareholders’ equity.
Operating earnings per share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of our financial information to more easily analyze our results in a manner similar to how management analyzes its underlying business performance. It is calculated by dividing operating net income by the weighted average diluted common shares outstanding.
The table below sets out the calculation of our Operating net income, Annualized ROAE, Annualized Operating ROAE and Operating EPS, for the three and nine months ended September 30, 2026, and 2025.

	Three months ended		Nine months ended
($ in millions except for share and per share amounts)	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Net income	$61.7	$130.5	$214.1	$107.7
Adjustment for net realized and unrealized investment (gains)/losses	27.4	(6.2)	4.1	(18.8)
Adjustment for net foreign exchange (gains)/losses	(2.0)	1.7	2.0	2.2
Adjustment for corporate and other expenses	0.3	—	3.0	1.2
Income tax (benefit)/expense (1)	(4.1)	0.8	(22.8)	2.9
Operating net income	$83.3	$126.8	$200.4	$95.2

Average common shareholders' equity	$2,180.9	$2,369.8	$2,270.4	$2,432.3

Weighted average common shares outstanding	81,899,656	104,370,380	86,384,660	108,156,265
Share-based compensation plans	1,122,539	635,750	777,361	479,643
Weighted average diluted common shares outstanding	83,022,195	105,006,130	87,162,021	108,635,908

Annualized ROAE	11.3%	22.0%	12.6%	5.9%
Annualized Operating ROAE	15.3%	21.4%	11.8%	5.2%

Earnings per diluted common share	$0.74	$1.24	$2.46	$0.99
Operating EPS	$1.00	$1.21	$2.30	$0.88
(1) Income tax (benefit)/expense on adjustments to net income/(loss). The income tax benefit for the nine months ended September 30, 2026 includes the reversal of a U.K. top-up tax charge of $21.4 million.

Book value per diluted common share, excluding accumulated other comprehensive income/(loss) (“AOCI”): is a non-GAAP measure of financial position. We believe this measure provides investors with useful information regarding our book value per diluted common share because it excludes the impact of AOCI, which may vary between periods due to, among other factors, changes in interest rates and credit spreads, and thereby facilitates comparisons of book value across periods. The effect of dilutive restricted share units is calculated using the treasury stock method. A reconciliation of book value per diluted common share, excluding AOCI, to book value per diluted common share, the most directly comparable GAAP financial measure, is presented below.

($ in millions except for share and per share amounts)	September 30, 2026	December 31, 2025
Total shareholders' equity	$2,141.2	$2,399.6
Less: Accumulated other comprehensive income/(loss) ("AOCI")	41.6	(37.1)
Total shareholders' equity, excluding AOCI	2,182.8	2,362.5

Common shares outstanding	79,345,285	96,651,534
Effect of dilutive restricted share units	1,164,367	862,605
Dilutive common shares outstanding	80,509,652	97,514,139

Book value per diluted common share	$26.60	$24.61
Book value per diluted common share, excluding AOCI	$27.11	$24.23